UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of May 2008

GlaxoSmithKline plc	GlaxoSmithKline Capital Inc.
GlaxoSmithKline Capital plc
(Name of registrant) 980 Great West Road, Brentford, Middlesex, TW8 9GS (Address of principal executive offices)	(Name of registrant) 1105 North Market Street, Suite 622, Wilmington, Delaware 19801 (Address of principal executive offices)

Indicate by check mark if the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F☒      Form 40-F☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes☐      No☒
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-149531) OF GLAXOSMITHKLINE PLC, GLAXOSMITHKLINE CAPITAL INC. AND GLAXOSMITHKLINE CAPITAL PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
GlaxoSmithKline plc, GlaxoSmithKline Capital Inc. and GlaxoSmithKline Capital plc hereby incorporate by reference the following exhibit to this report on Form 6-K into their Registration Statement on Form F-3 (File Nos. 333-149531, 333-149531-01, 333-149531-02).

Exhibit No.	Description of Document
12.1	Statement of Computation of Ratio of Earnings to Fixed Charges.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date: 6 May 2008	GlaxoSmithKline plc (Registrant)

	By:	/s/ Victoria Whyte VICTORIA WHYTE Authorised Signatory for and on behalf of GlaxoSmithKline plc